1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

April 29, 2025

Via EDGAR

Ms. Claire Erlanger and Mr. Kevin Woody
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Year Ended December 28, 2024
Form 8-K furnished on February 5, 2025
File No. 001-05224

Dear Ms. Erlanger and Mr. Woody:

The following is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated April 1, 2025 pertaining to the Form 10-K for the fiscal year ended December 28, 2024 of Stanley Black & Decker, Inc. (the “Company”) filed on February 18, 2025 and the Form 8-K furnished on February 5, 2025. The Staff’s comments are repeated below (in bold-italics type) with the Company’s response following (in regular type).

Form 10-K for the Year Ended December 28, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings and Non-GAAP Financial Measures, page 32

1.We note from the tables on page 33 and 34 that you are making non-GAAP adjustments to income taxes on continuing operations. Please revise to include disclosure on how this adjustment has been calculated or determined. See Question 102.11 of the SEC Staff’s C&DI on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and advises the Staff that the income taxes attributable to its Non-GAAP adjustments are determined by calculating income taxes on pre-tax earnings, both inclusive and exclusive of Non-GAAP adjustments, taking into consideration the nature of the Non-GAAP adjustments and the applicable statutory income tax rates. The Company will revise its disclosures prospectively commencing with the Form

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
10-Q for the quarter ended March 29, 2025 to explain how the income taxes attributable to its Non-GAAP adjustments have been determined.

2.We note from footnote (1) at the top of page 35, that the adjustment for “footprint rationalization” costs in 2024 primarily relates to accelerated depreciation of manufacturing and distribution center equipment of $48.9 million and other facility exit and re-configuration costs of $45.2 million. Please tell us specifically which facilities had exit costs in 2024 and explain to us why these exit and re-configuration costs are not accounted for as restructuring costs in accordance with ASC 420 and disclosed in Note N to the financial statements. As part of your response, please similarly address the 2023 facility exit costs included in this adjustment.

The Company acknowledges the Staff’s comment and advises the Staff that the Company accounted for all facility exit costs as restructuring costs in accordance with ASC 420 and disclosed such costs in Note N to the financial statements.

As disclosed on page 30, the footprint rationalization value stream of the supply chain transformation relates to the transformation of the Company’s manufacturing and distribution network from a decentralized and inefficient system of sites built through years of acquisitions to a strategically focused supply chain, inclusive of: (a) site closures, (b) transformations of existing manufacturing sites into centers of excellence, and (c) re-configuration of the Company’s distribution network.

During 2024, the Company’s footprint rationalization actions involved either the closure, transformation, or re-configuration of over 20 facilities. Of these facilities, the Company reported exit costs in 2024 related to 10 sites, including Hermosillo, Mexico; Kannapolis, North Carolina; and Spartanburg, South Carolina. These sites were not individually significant in terms of costs incurred or to the Company’s overall operations and therefore, were not disclosed. During 2023, the Company reported exit costs for separate site closures, including Fort Worth, Texas, which was disclosed given that this site accounted for a larger percentage of the total footprint rationalization costs in 2023 and had also previously been announced by the Company in a press release in March 2023. The exit costs associated with the separate site closures in 2024 and 2023 related primarily to employee severance charges and contract termination penalties incurred as a result of the Company’s decision to exit these locations. All exit costs related to site closures were accounted for as restructuring costs under ASC 420 and included in the “Restructuring charges” line in the summary table of the pre-tax Non-GAAP adjustments on page 34.

Separately, the Company incurred costs related to the transformation or re-configuration of other sites within its manufacturing and distribution network. These costs primarily related to inventory transfer costs and engineering and information technology costs to re-configure the operations, processes, floorplans or system functionality, as applicable by site, in order to integrate and globalize product value streams within manufacturing centers of excellence and create an integrated hub-and-spoke distribution model with strategically located regional sites to reduce delivery times to customers. These transformation and re-configuration costs totaled $45.2 million in 2024 and $14.6 million in 2023 and were reported in the “Footprint Rationalization” lines within gross profit (for manufacturing sites) and SG&A (for distribution sites) in the summary table of the pre-tax Non-GAAP adjustments on page 34.

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
The Company incorrectly referenced “exit” costs in the description of these costs in footnote (1).

The Company will revise its disclosures prospectively commencing with the Form 10-Q for the quarter ended March 29, 2025 to remove the reference to “exit” costs when describing the site transformation and re-configuration costs recorded to gross profit and SG&A and clarify that all facility exit costs related to site closures are reported in Restructuring charges.

3.Please tell us how the non-cash asset write-downs of $44 million included in footnote (1) differ from the assets that are included as “asset impairment charges” in footnote (7) and are separately presented on the face of the income statement. As part of your response, please tell us where the asset write-downs referred to in footnote (1) are presented in your income statement.

The Company acknowledges the Staff’s comment and advises the Staff that the non-cash asset write-downs of $44 million in 2023 included in footnote (1) related to tooling and inventory (predominantly raw materials and WIP) driven primarily by the closure of the Fort Worth, Texas manufacturing site. These costs were part of the footprint rationalization costs included in Gross Profit and are presented within Cost of sales in the income statement.

Separately, the asset impairment charges referenced in footnote (7) relate to impairments of long-lived assets, including certain indefinite-lived trade names and divested businesses accounted for under ASC 350, Intangibles – Goodwill And Other, and ASC 360, Property, Plant, And Equipment, respectively.

4.We note from your disclosure in footnote (4) that the adjustment for “other, net” includes deal-related costs, net of income related to providing transition services to previously divested businesses. Please explain to us in more detail the nature of this amount as well as the amount of the offsetting income. Also, please tell us how this adjustment differs from your adjustment titled “transition service costs related to previously divested businesses.”

The Company acknowledges the Staff’s comment and advises the Staff that deal-related costs primarily relate to third-party legal and finance consulting fees related to executed acquisition and divestiture transactions. Separately, from time to time, the Company enters into transition services agreements, which are short-term in duration typically ranging from 12 to 24 months, to provide certain administrative functions, primarily information technology and finance, to the third-party acquirer of a previously divested business to ensure continuity of operations until these functions are integrated into the acquirer’s business processes. Income included in Other, net related to providing these transition services to the acquirer totaled $19.6 million, $49.0 million and $22.0 million for fiscal years 2024, 2023 and 2022, respectively, and primarily related to the Infrastructure and Security business divestitures, which were executed as part of the Company’s recent focus to simplify and streamline its portfolio. The internal and third-party costs incurred by the Company to provide these transition services were included in SG&A based on the nature of the related expenses, within the adjustment titled “transition services costs related to previously divested businesses”.

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
The Company will revise its disclosures prospectively commencing with the Form 10-Q for the quarter ended March 29, 2025 to break out these components separately in the summary table of the pre-tax Non-GAAP adjustments.

Consolidated Results, page 35

5.We note that in your discussion of both consolidated results and segment results, your explanation of the changes in certain line items or profitability measures, such as gross profit, SG&A, income taxes, and segment profit, relate only to non-GAAP amounts and you do not explain the changes in the comparable GAAP amount. In order to avoid undue prominence of the non-GAAP financial measures, please revise your results of operations section in the future to clearly discuss the reasons for the changes in significant income statement line items and segment profitability measures (computed on a GAAP basis) prior to discussing any related non-GAAP amounts. In this regard, you should also discuss the changes in cost of sales line item as part of your gross profit disclosure. See guidance in Question 102.10 of the SEC Staff's C&DI on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosures to consolidated results and segment results prospectively commencing with the Form 10-Q for the quarter ended March 29, 2025 to discuss the GAAP financial measures with equal or greater prominence to the Non-GAAP financial measures, and to also discuss the changes in cost of sales.

Business Segment Results, page 37

6.We note from your disclosure on page 37, that in regards to your discussion of the Tools and Outdoor segment, you disclose that excluding Non-GAAP adjustments of $143.1 million and $196.7 million in 2024 and 2023, respectively, segment profit amounted to 10.1% of net sales in 2024 compared to 6.6% of net sales in 2023, primarily due to supply chain transformation benefits and lower inventory destocking costs, which were partially offset by growth investments. We also note that your earnings release furnished on Form 8-K on February 5, 2025 includes tables disclosing a non-GAAP segment profit amount for both segments. Please explain to us the nature and amount of each these non-GAAP adjustments to segment profit and tell us how management uses these adjusted amounts.

The Company acknowledges the Staff’s comment and advises the Staff that the Non-GAAP adjustments included in the Tools and Outdoor segment profit, which is defined as net sales minus cost of sales and SG&A, of $143.1 million and $196.7 million in 2024 and 2023, respectively, were primarily related to the Footprint Rationalization and Material Productivity & Operational Excellence value streams of the supply chain transformation, as well as acquisition and integration-related costs for the MTD and Excel acquisitions. The nature of these costs are further discussed in footnotes (1), (2), and (3) to the summary table of the pre-tax Non-GAAP adjustments on page 35. The Company will revise its disclosures within the “Results of Operations” under subsection “Business Segment Results” of Management’s Discussion and Analysis of Financial Condition and Results of Operations prospectively commencing with the Form 10-Q for the quarter ended March 29, 2025 to describe the Non-GAAP adjustments included in segment profit (as well as Corporate Overhead as further discussed in the response to Comment #7 below).

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission

The Company’s management uses segment profit excluding Non-GAAP adjustments to evaluate the performance of its business segments and, as reflected on pages 32 and 33 of the Form 10-K for the year ended December 28, 2024 under subsection “Certain Items Impacting Earnings and Non-GAAP Financial Measures”, believes this measure helps investors better understand the operating results and business trends of the Company’s segments aside from the impact of the Non-GAAP adjustments.

Separately, as further discussed in the response to Comment #12 below, the Company’s management does not use the combined amount of segment profit measure (“Segment Profit” caption included in certain tables of the earnings release furnished on Form 8-K) to manage the business, and will remove this sub-total prospectively commencing with its earnings release for the first quarter of 2025.

Corporate Overhead, page 38

7.We note your disclosure on page 38 that excluding Non-GAAP adjustments of $23.4 million, $50.9 million, and $64.5 million in 2024, 2023, and 2022, respectively, the Corporate Overhead element of SG&A was $247.2 million, $261.3 million, and $229.5 million in 2024, 2023, and 2022, respectively. Please explain to us the nature of these non-GAAP adjustments and revise to include all disclosures required by Item 10(e) of Regulation S-K as they apply to your disclosure of Non-GAAP Corporate Overhead. Please note that in accordance with Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures, non-GAAP adjustments must not include any costs considered normal, recurring, cash operating expenses. As part of your response, please include your proposed revised disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that the Non-GAAP adjustments included in the Corporate Overhead element of SG&A in 2024, 2023, and 2022 primarily consisted of the costs related to providing transition services related to previously divested businesses, as further discussed in response to Comment #4 above. The Non-GAAP adjustments included in Corporate Overhead in 2022 also included third-party consultant fees to assist the Company with identifying and quantifying opportunities and initial cost savings actions executed that year as part of the Global Cost Reduction Program, as well as costs to finalize functional transformation initiatives relating to improving the efficiency and outsourcing of certain back-office functions.

The Company has considered the guidance set forth in Item 10(e) of Regulation S-K and will revise its disclosures for Corporate Overhead within the “Results of Operations” under subsection “Business Segment Results” of Management’s Discussion and Analysis of Financial Condition and Results of Operations prospectively commencing with the Form 10-Q for the quarter ended March 29, 2025 to describe the Non-GAAP adjustments included in Corporate Overhead. As reflected on pages 32 and 33 of the Form 10-K for the fiscal year ended December 28, 2024, the Company includes the reasons why the Company’s management believes that presentation of segment profit (including Corporate Overhead) on a non-GAAP basis provides useful information to investors under the subsection “Certain Items Impacting Earnings and Non-GAAP Financial Measures”.

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
As requested by the Staff, and for illustrative purposes, the Company has included the following revised disclosure for the relevant section of the Form 10-K for the fiscal year ended December 28, 2024:

“The corporate overhead element of SG&A, which is not allocated to the business segments for purposes of determining segment profit, consists of the costs associated with the executive management team and expenses related to centralized functions that benefit the entire Company but are not directly attributable to the business segments, such as legal and corporate finance functions, as well as expenses for the world headquarters facility. Corporate Overhead amounted to $270.6 million, $312.2 million, and $294.0 million in 2024, 2023, and 2022, respectively. The year-over-year decrease in 2024 compared to 2023 was primarily driven by the Company’s ongoing efforts to simplify the corporate cost structure and reduce indirect spend, as well as lower transition services costs related to previously divested businesses. The year-over-year increase in 2023 compared to 2022 was primarily driven by higher employee-related variable compensation costs and higher transition services costs related to previously divested businesses, partially offset by lower consulting costs. Excluding Non-GAAP adjustments, which primarily consisted of the costs related to providing transition services related to previously divested businesses, as disclosed above under subsection “Certain Items Impacting Earnings and Non-GAAP Financial Measures”, as well as costs in 2022 associated with the identification and quantification of opportunities and initial cost savings actions executed that year as part of the Global Cost Reduction Program and costs to finalize functional transformation initiatives relating to improving the efficiency and outsourcing of certain back-office functions, of $23.4 million, $50.9 million, and $64.5 million in 2024, 2023, and 2022, respectively, the Corporate Overhead element of SG&A was $247.2 million, $261.3 million, and $229.5 million in 2024, 2023, and 2022, respectively.”

Notes to the Audited Financial Statements
Note M. Other Costs and Expenses, page 95

8.We note your disclosure that Other, net is primarily comprised of intangible asset amortization expense, currency-related gains or losses, environmental remediation expense, deal costs and related consulting costs, and certain pension gains or losses. In light if the significance of this line item on the statement of operations, please revise your note to separately state the material amounts comprising this line item. See guidance in Item 5-03 of Regulation S-X.

The Company acknowledges the Staff’s comment and advises the Staff that the material amounts comprising Other, net were disclosed in the financial statements or separate notes to the financial statements within the Form 10-K for the year ended December 28, 2024. Specifically, intangible asset amortization expense, which totaled $163.2 million, $192.7 million, and $202.5 million for the years ended 2024, 2023, and 2022, respectively, was disclosed in the Consolidated Statements of Cash Flows on page 65 and in Note E. Goodwill And Intangible Assets on page 76. In addition, an environmental charge of $142.3 million in 2024 related to the Centredale Superfund site was disclosed in Note R. Contingencies on page 107.

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
The Company will revise its future filings commencing with the Form 10-Q for the quarter ended March 29, 2025 to separately disclose the material amounts comprising Other, net specifically within the corresponding note to the financial statements.

Note O. Business Segments and Geographic Areas, page 96

9.We note that the reconciliation of segment profit to earnings from continuing operations before income taxes includes an amount for corporate overhead. We also note from your disclosure on page 98 that corporate overhead includes the corporate overhead element of SG&A, which is not allocated to the business segments. Please provide for us, and revise future filings to provide, a more detailed description of the nature of all significant items included in this amount. See guidance in ASC 280-10-50-31.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosures prospectively commencing with the Form 10-Q for the quarter ended March 29, 2025 to provide a more detailed description of the nature of all significant items included in corporate overhead within its business segments footnote, as follows:

“The corporate overhead element of SG&A, which is not allocated to the business segments for purposes of determining segment profit, consists of the costs associated with the executive management team and expenses related to centralized functions that benefit the entire Company but are not directly attributable to the business segments, such as legal and corporate finance functions, as well as expenses for the world headquarters facility.”

Note P. Income Taxes, page 99

10.We note that in the reconciliation of the U.S. federal statutory income tax provision to Income taxes on continuing operations in the Consolidated Statements of Operations, there is a significant amount for capital loss in the year ended December 28, 2024. Please explain to us the nature of this amount.

The Company acknowledges the Staff’s comment and advises the Staff that during 2024, the Company completed taxable internal legal entity restructurings that triggered U.S. capital losses. The Company will carry back these capital losses to fiscal year 2022 to offset a portion of the capital gains recognized from business divestitures completed that year.

Form 8-K furnished on February 5, 2025
Exhibit 99.1 Earnings Release, page 1

11.We note that you have disclosed organic growth as a percentage, such as in the 2nd bullet on page 1 which states that Fourth Quarter Revenues of $3.7 Billion, Flat Versus Prior Year With 3% Organic Growth* Offset by Infrastructure Divestiture and Currency. Please note that disclosure of organic revenue or organic growth, even disclosed as a percentage or ratio, is considered a non-GAAP measure. Please revise to include a reconciliation quantifying how this amount is calculated or determined.

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
The Company acknowledges the Staff’s comment and advises the Staff that although the Company intended to provide the reconciling items between organic revenue growth and total revenue growth on a GAAP basis (i.e., the impacts of foreign currency and acquisitions and divestitures), as demonstrated under subsections "Fourth Quarter 2024 Key Points" and "4Q’24 Segment Results”, the Company will revise its disclosures prospectively commencing with its earnings release for the first quarter of 2025 to include a reconciliation table quantifying how organic revenue growth as a percentage is calculated to more clearly present the reconciliation.

Exhibit 99.2 Financial statements and supporting schedules contained in earnings release, page 12

12.We note that on page 12, 15 and 16 of Exhibit 99.2, you disclose total segment profit and then show total segment profit less corporate overhead which results in an amount described as “total.” Please note that disclosure of the combined amount of segment profit measures of your two segments outside the notes to the financial statements is considered a non-GAAP financial measure and should be accompanied by the disclosures required by Item 10(e) of Regulation S-K. We also note that you reduce this total segment profit measure by corporate overhead, creating another total which appears to represent another non-GAAP financial measure. Please explain to us how management uses these non-GAAP financial measures and revise to include the disclosures required by Item 10(e) of Regulation S-K. Please note that any adjustments included in these non-GAAP financial measures must not include normal cash operating expenses under the guidance in Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures. Please provide us with your intended revised disclosure including the reconciliations of these amounts to the most comparable GAAP amount.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s management does not use the combined amount of segment profit measure or the combined amount of segment profit less Corporate Overhead measure to manage the business. The Company included these measures because it believed these sub-totaled amounts may be helpful to investors to aid in their analyses of the Company’s results and business trends.

The Company will revise its disclosures prospectively commencing with its earnings release for the first quarter of 2025 to remove the combined amount of segment profit measure (previously the “Segment Profit” caption) and combined amount of segment profit less Corporate Overhead measure (previously the “Total” caption under the sub-header "Segment Profit").

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Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 259-7488.

Sincerely,

/s/ PATRICK HALLINAN

Patrick Hallinan
Executive Vice President and Chief Financial Officer